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02028192

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY RECEIPTS

March 20, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

02 APR -2 AM 8:21

Re: Sammy Corporation - File No. 82-5227

To Whom It May Concern:

At the request of Sammy Corporation,, enclosed please find the following documents:

- Notification regarding Court Judgment dated March 19, 2002

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Sincerely yours,

S. Sumikawa

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel#: (646) 885-3296
Fax#: (646) 885-3043
Email: ssumikawa@bankofny.com

5/7

FILE NO.82-5227

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi
President and Chief Executive Officer
(Code No. 6426 Tokyo Stock Exchange 1st Section)

Further Inquiry: Yasuhiro Katayama
Executive Officer and Division Manager, Administration Division
(Telephone Number 03-5950-3790)

March 19, 2002

Dear Sirs:

Notification Regarding Court Judgment

With regard to the action for violation of patents filed by Aruze Corp. with the Tokyo District Court against us, we hereby notify that a judgment was delivered as follows:

1. Background of the action

The plaintiff, Aruze Corp., filed this action against us on October 25, 1999. They claimed damages of 4 billion 2 hundred million yen for our alleged infringement of their patent rights by our Pachislot Machines (drum-rotating game machines) "ULTRAMAN CLUB 3" and "JAPAN 2". Thereafter, on September 4, 2001, the amount demanded was changed to 10 billion 66 million 859 thousand yen.

2. Outline of the judgment

(1) Date of judgment
March 19, 2002

(2) Contents
We must pay the plaintiff 7 billion 416 million 680 thousand yen and delinquent charges thereupon 5% per annum and divide the cost of the action into four and pay three-quarters.

3. Future measures against the judgment

We find this judgment truly regrettable and will promptly file an appeal with a higher court to dispute the judgment thoroughly. In future appeal hearings, we will emphasize our legitimate position that we have not infringed on the patents.

In addition, we recognize that this action concerns not only our company but also the entire industry, judging from the "Background of Commercialization" of "Challenge Time Machines" (hereinafter referred to as "CT Machines"), which are the subjects of the action. Moreover, we will thoroughly dispute the judgment so that we will provide enjoyable and highly playable products to pachinko/pachislot operators and pachislot fans.

(For your information)•• Background of Commercialization of CT Machines
CT machines had been researched and developed since January 1996, by the collective technology based on expertise of the members of the Japan Electric Game Machine Industrial Cooperative and the Cooperative's technical committee (the then chairman of the committee was the representative of the plaintiff, Aruze Corp.). As the result of these efforts, CT Machines commercialized on an industry-wide basis and each manufacturer started to sell CT machines in 1998.

4. Future prospects and the influence on our business results

We will continue to intensively assert our legitimacy, but depending on the results of the appeal hearings, our business results may be affected.